STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038-4982

November 30, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds
(Registration Nos: 33-08214 and 811-04813)

Ladies and Gentlemen:

On behalf of the above-referenced fund (the "Fund"), transmitted for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 157 ("Amendment No. 157") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  Amendment No. 157 is being filed in order to add a new share class, Class A (the "New Class"), to Dreyfus/The Boston Company Small Cap Value Fund (the "Series"), a series of the Fund.  The prospectus and statement of additional information ("SAI") included in Amendment No. 157 are marked to show changes from the currently effective prospectus and SAI for the Series.

The New Class generally will be offered only to shareholders who receive Class A shares in exchange for their shares of Dreyfus Small Cap Equity Fund as a result of the reorganization of such fund.

The Fund intends to file a subsequent amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act prior to the effective date of Amendment No. 157 in order to respond to comments of the staff of the Securities and Exchange Commission on Amendment No. 157 and to file certain exhibits.

Please telephone the undersigned at 212.806.6141, or David Stephens of this office at 212.806.6138, if you have any questions.

Very truly yours,

/s/ Janna Manes
Janna Manes

cc:	David Stephens